

Mail Stop 3628

February 27, 2009

Via U.S. Mail and Facsimile

Christopher A. Van Tuyl, Esq.
Squire, Sanders & Dempsey LLP
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

> **Re:** **Renegy Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 25, 2009**
> **File No. 001-33712**
>
> **Schedule 13E-3/A**
> **Filed on February 25**
> **File No. 005-83163**

Dear Mr. Van Tuyl:

   We have reviewed the above filings and have the following comments. All defined terms used in this letter have the same meaning as in the Company's preliminary proxy statement, unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note your response to prior comment 4 and the revised proxy card. As indicated to the Staff in a telephone call on February 26, 2009 with your counsel, Holly Olson of Squire, Sanders & Dempsey L.L.P., it appears that the proxy card attached to the preliminary proxy statement inadvertently excluded voting boxes immediately following Proposal 1 that would otherwise enable security holders to vote for, against or abstain from Proposal 1. Please revise accordingly.

Effect on Unaffiliated Stockholders Who Own 2,000 or More Shares, page 22

2.   We have reviewed the response and revised disclosure provided in reply to prior comment 9. Please revise to quantify the amount of net operating loss

        carryforwards the issuer has available to potentially apply against its future earnings.

Closing Comments

        As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

        Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Perry J. Hindin
                        Special Counsel